Zep Inc.

1310 Seaboard Industrial Boulevard NW

Atlanta, Georgia 30318

July 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Zep Inc.
Registration Statement on Form S-3 (File No. 333-186093)
Filed January 13, 2013
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Zep Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-3 (Registration No. 333-186093), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 18, 2013. The Registration Statement was declared effective on February 15, 2013.

As a result of the successful completion of the merger of the Company and NM Z Merger Sub Inc., a subsidiary of NM Z Parent Inc. and a Delaware corporation, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions or comments or require further information, please do not hesitate to email Valerie Barney, the Company’s Vice President and Chief Legal Officer at Valerie.Barney@zepinc.com. Thank you for your assistance in this matter.

Very truly yours,
Zep Inc.
By:	/s/ Valerie Barney
Name:	Valerie Barney
Title:	Vice President and Chief Legal Officer